FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                  31 March 2004


                               File no. 0-17630


CRH Annual Report 2003, Annual General Meeting circular (including Notice of Annual General Meeting), letter to shareholders in relation to Scrip Dividend
                  Offer and scrip entitlement/proxy form



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: CRH Annual Report 2003, Annual General Meeting circular (including Notice of Annual General Meeting), letter to shareholders in relation to Scrip Dividend Offer and scrip entitlement/proxy form.


CRH plc


31st March 2004


Re: CRH Annual Report 2003, Annual General Meeting circular (including Notice of Annual General Meeting), letter to shareholders in relation to Scrip Dividend Offer and scrip entitlement/proxy form

Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcement Office

The Irish Stock Exchange

28 Anglesea Street

Dublin 2

Tel no. + 353 1 6778808

Document Viewing Facility

UK Listing Authority

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel. no. + 44 20 7066 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  31 March 2004



                                                    By: ___/s/ M. P. Lee___

                                                        M. P. Lee
                                                        Finance Director